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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-A/A
                           Amendment No. 2 to Form 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       DAIRY MART CONVENIENCE STORES, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                     Delaware                                                         04-2497894
----------------------------------------------------              ----------------------------------------------------
      (State of incorporation or organization                              (IRS Employer Identification No.)


One Dairy Mart Way                                                                       44236
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300 Executive Parkway                                                                 (Zip Code)
West Hudson, Ohio

                         If this form relates to the            If this form relates to the
                         registration of a class of             registration of a class of
                         securities pursuant to Section         securities pursuant to
                         12(b) of the Exchange Act and          Section 12(g) of the Exchange
                         is effective pursuant to               Act and is effective pursuant
                         General Instruction A.(c),             to General Instruction A.(d),
                         please check the following             please check the following
                         box. [X]                               box. [_]

         Securities Act Registration Statement file number to which this form relates: ________________
                                                                                       (If applicable)

         Securities to be registered pursuant to Section 12(b) of the Act:

                     Title of Each Class                        Name of Each Exchange on Which
                     to be so Registered                        Each Class is to be Registered
                     -------------------                        ------------------------------

        Common Stock, $0.01 par value per share              American Stock Exchange
        ----------------------------------------------       -------------------------------------

        Preferred Stock Purchase Rights                      American Stock Exchange
        ----------------------------------------------       -------------------------------------

        Securities to be registered pursuant to Section 12(g) of the Act:

                                                  None
        ------------------------------------------------------------------------------------------
                                            (Title of Class)

                                                  None
        ------------------------------------------------------------------------------------------
                                            (Title of Class)


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                                 Amendment No. 2

The undersigned registrant hereby amends and restates its Amendment No. 1 to Registration Statement on Form 8-A previously filed with the Commission pursuant to which amendment and restatement it is setting forth the changes in its classes of Common Stock and Preferred Stock Purchase Rights contemplated to be effective February 9, 2000 that result from an amendment to its Restated Certificate of Incorporation that reclassified its previously existing two class of Common Stock into a single class of Common Stock.



ITEM 1.    DESCRIPTION OF SECURITIES TO BE REGISTERED.
           ------------------------------------------

         The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock") and 1,000,000 shares of Serial Preferred Stock, par value $.01 per share (the "Serial Preferred Stock").

Voting Rights -- Common Stock

         As of February 9, 2000, 1999, there were approximately 4,891,378 shares Common Stock issued and outstanding held of record by approximately 810 shareholders.

         Holders of Common Stock are entitled to elect all of the Board of Directors.

         Directors may be removed, with or without cause, by the holders of Common Stock. Vacancies in a directorship may be filled by vote of the Common Stock, or by the remaining directors.

         The holders of Common Stock must vote in order to amend the Company's Certificate of Incorporation to increase or decrease the aggregate number of authorized shares of any class or classes of stock.

         The holders of Common Stock vote or consent as a single class on all matters, with each share of Common Stock having one vote per share.

Dividends -- Common Stock

         Cash or property dividends can be declared and paid on the Common
Stock.

         The Company has not paid any cash dividends during the last two fiscal years and pursuant to loan covenants contained in its credit agreement with its principal lender, is currently restricted from paying any dividends on its capital stock.

Other Rights -- Common Stock

         Shareholders of the Company have no preemptive or other rights to subscribe for additional shares. On liquidation, dissolution or winding up of the Company, all shareholders are


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entitled to share ratably in any assets available for distribution to holders of shares of Common Stock. No shares of Common Stock are subject to redemption.

Transfer Agent

         The transfer agent and registrar for shares of the Common Stock is the American Stock Transfer Trust Company.

Charter and Bylaw Provisions Relating to Changes in Control

         The Company's Certificate of Incorporation contains provisions prohibiting certain "business combinations" with "interested stockholders." The Company's bylaws require that nominations for the Board of Directors and proposals made by a stockholder must comply with particular notice proposals. These provisions would make more difficult or discourage a proxy contest or the assumption of control by a holder of a substantial block of the Company's Common Stock or the removal of the incumbent Board of Directors. Such provisions could also have the effect of discouraging a third party form making a tender offer or otherwise attempting to obtain control of the Company.

Serial Preferred Stock

         The Board of Directors may, without action of the shareholders of the Company, issue Preferred Stock from time to time in one or more series with distinctive serial designations.

         The Board of Directors is authorized to determine, among other things, with respect to each series which may be issued: (i) the dividend rate and conditions and the dividend preferences, if any; (ii) whether dividends would be cumulative and, if so, the date from which dividends on such series would accumulate; (iii) whether, and to what extent, the holders of such series would enjoy voting rights, if any, in addition to those prescribed by law; (iv) whether, and upon what terms, such series would be convertible into or exchangeable for shares of any other class of capital stock or other series of Preferred Stock; (v) whether, and upon what terms, such series would be redeemable; (vi) whether or not a sinking fund would be provided for the redemption of such series and, if so, the terms and conditions thereof; and
(vii) the preference, if any, to which such series would be entitled in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company. With regard to dividends, redemption and liquidation preference, any particular series of Preferred Stock may rank junior to, on parity with or senior to any other series of Preferred Stock and Common Stock.

         It is not possible to state the actual effect of the authorization of the Preferred Stock upon the rights of holders of the Common Stock until the Board of Directors determines the specific rights of the holders of a series of the Preferred Stock. However, such effects might include (a) restrictions on dividends on the Common Stock if dividends on Preferred Stock have not been paid; (b) dilution of the voting power of the Common Stock to the extent that the Preferred Stock has voting rights; (c) dilution of the equity interest of the Common Stock to the extent that the Preferred Stock is converted into Common Stock; or (d) the Common Stock not being entitled to share in the Company's assets upon liquidation until satisfaction of any liquidation preference granted the holders of the Preferred Stock. Issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it

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more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the shareholders of the Company.

Warrants

         As of February 9, 2000 there were Warrants (the "Warrants") to purchase 1,810,932 shares of Common Stock issued and outstanding, held beneficially by approximately 100 holders of record.

         The Warrants were issued pursuant to several (Series B) Note and Warrant Purchase Agreements between the Company and certain purchasers dated as of December 1, 1995 (the "Series B Purchase Agreements") and the Amended and Restated Indenture, dated as of December 1, 1993, among the Company, certain guarantors and First National Bank, as trustee (the "Indenture"), pursuant to which the Company's Series A Notes were issued.

         At any time until December 1, 2001, each Warrant currently entitles the registered holder to purchase the number of shares of the Company's Common Stock specified by the Company in the most recent certificate at an adjusted exercise price specified in the certificate. The Warrants may be exercised by surrendering to the Company or its designated agent the Warrants and the payment of the exercise price (i) by wire transfer, cash, check or money order, payable in United States funds, (ii) by delivering the Company's Series A Notes and Series B Notes, (iii) to the extent permitted by the Indenture and the Company's credit agreement with its principal lender, by authorizing the Company to withhold from such issuance of shares of Common Stock upon exercise of the Warrant a number of shares of Common Stock determined by dividing the warrant exercise price by the closing Common Stock price on the date immediately preceding the exercise date or (iv) any combination thereof.

         No fractional shares of Common Stock will be issued in connection with the exercise of Warrants. If the holder would otherwise be entitled to receive a fractional share of Common Stock, the number of shares issuable upon exercise will be rounded up to the next larger whole share. The Company is required to keep available a sufficient number of authorized shares of Common Stock for issuance to permit exercise of the Warrants. The Warrants are not redeemable by the Company.

         The Warrants will expire at 5:00 p.m., New York time on December 1, 2001. In the event a holder of Warrants fails to exercise the Warrants prior to their expiration, the Warrants will expire and the holder thereof will have no further rights with respect to the Warrants. A holder of Warrants does not have any rights, privileges or liabilities as a stockholder of the Company.

         The exercise price of the Warrants and the number of shares issuable upon exercise of the Warrants are subject to adjustment to protect against dilution in the event of stock dividends, stock splits, combinations, subdivisions, reclassifications, purchases or redemptions of the Common Stock or issuances of Common Stock (or convertible securities, options, grants or other rights to purchase Common Stock, excluding shares issuable upon exercise of options outstanding at the time the Warrants were issued and 650,000 shares issuable upon exercise of options issued thereafter at a price less than the greater of the market price or warrant price of

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Common Stock. The adjustments to the exercise price and number of shares issuable upon exercise of the Warrants occurs at the time of issuance of a convertible security, option or right, and in the event such convertible securities, options or rights later expire or terminate, the exercise price of the Warrants may be increased and the number of shares issuable upon exercise of the Warrants may be decreased.

         Holders of the Warrants have the right to exercise the Warrants to purchase shares of Common Stock whether or not an effective registration statement relating to such shares is then in effect and whether or not the shares are qualified for sale under the securities laws of the jurisdictions in which the various holders of the Warrants reside. As of February 9, 2000, there was no registration statement in effect concerning the Warrants or the Common Stock related thereto for resale under the Securities Act of 1933, as amended (the "1933 Act"). The Company must, upon request, qualify the Warrants and Common Stock for sale under the securities laws of various state jurisdictions. In the event the holders of the Warrants exercise the Warrants in the absence of an effective registration statement relating to such shares and qualification for sale under the securities laws of the various state jurisdictions, the Warrants and the shares issued upon exercise of the Warrants will be "restricted securities" as that term is defined under the 1933 Act. As such, the shares will not be transferable in the absence of an effective registration statement or an opinion from counsel that an exemption therefrom exists, and the value of the Warrants. The Company generally must be notified prior to the transfer of such restricted securities, although certain transfers of such "restricted securities" to institutional accredited investors may be effected without prior notice to the Company.

Amended and Restated Stockholder Rights Agreement

         Effective as of February 8, 2000, the Company entered into an Amended and Restated Rights Agreement (the "Rights Agreement") dated as of February 8, 2000 with American Stock Transfer & Trust Company, as rights agent (the "Rights Agent"). In the Rights Agreement, the Board of Directors of the Company authorized the issuance of one right (a "Right") to purchase one-hundredth of a share of Series A Junior Preferred Stock (the "Preferred Stock") of the Company at a price of $30.00 per Right for each share of Common Stock issued between the date of the reclassification of the Common Stock on February 8, 2000 and the earlier to occur of the Expiration Date or the Final Expiration Date (as defined below). The Rights Agreement amends and restates the previous Stockholder Rights Agreement dated as of January 19, 1996 between the Company and the First National Bank of Boston, which agreement has no further effect.

         Initially the Rights are not exercisable, certificates will not be sent to stockholders, and the Rights are attached to, and will automatically trade with, the Common Stock.

         The Rights, unless earlier redeemed by the Board of Directors, become exercisable upon the close of business on the day (the "Distribution Date") which is the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 15% or more of the total outstanding shares of voting stock of the Company (an "Acquiring Person") and
(ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person)

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after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the ownership of 30% or more of the outstanding shares of voting stock (even if no shares are actually purchased pursuant to such offer); prior thereto, the Rights are not be exercisable, are not represented by a separate certificate, and not transferable apart from the Common Stock, but will instead be evidenced, with respect to any of the Common Stock certificates outstanding as of February 8, 2000. An Acquiring Person does not include (A) the Company,
(B) any subsidiary of the Company, (C) DM Associates Limited Partnership (and its general partner(s) and the holders of the outstanding equity interests in such general partner(s), in their capacities as such) so long as DM Associates Limited Partnership does not increase its beneficial ownership of the voting stock of the Company, (D) HNB Investment Corp. (and the holders of outstanding equity interest in HNB Investment Corp., in their capacities as such) so long as HNB Investment Corp. does not increase its beneficial ownership of voting stock of the Company, (E) any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company, or any trust or other entity organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan or (F) any person or group whose ownership of 15% or more of the total outstanding shares of voting stock of the Company then outstanding results solely from (i) any action or transaction or transactions approved by the Board of Directors before such person or group became an Acquiring Person or
(ii) a reduction in the number of issued and outstanding shares of voting stock of the Company pursuant to a transaction or transactions approved by the Board of Directors (provided that any person or group that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon the acquisition of an additional 1% of the Company's voting stock unless such acquisition of additional voting stock will not result in such person or group becoming an Acquiring Person by reason of such clause (i) or
(ii)).

         Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after February 8, 2000 will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates outstanding as of February 8, 2000, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights from and after the Distribution Date.

         The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on January 19, 2006, unless earlier redeemed by the Company as described below.

         The Preferred Stock is non-redeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, subordinate to any other series of the Company's preferred stock. The Preferred Stock may not be issued except upon exercise of Rights. Each share of Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to the greater of $.10 per share and 100 times the cash dividends declared on the Company's Common Stock. In addition, Preferred Stock is entitled to 100 times any non-cash dividends (other than dividends payable in equity securities) declared on

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the Common Stock, in like kind. In the event of liquidation, the holders of
Preferred Stock will be entitled to receive a liquidation payment in an amount equal to the greater of $100 per one one-hundredth (1/100) of a share or 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have one vote, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The rights of Preferred Stock as to dividends, liquidation and voting are protected by anti-dilution provisions.

         The number of shares of Preferred Stock issuable upon exercise of the Rights is subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock. The Exercise Price for the Rights is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Common Stock.

         Unless the Rights are earlier redeemed, in the event that, after the time that the Rights become exercisable, the Company were to be acquired in a merger or other business combination (in which any shares of the Company's Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Exercise Price. In addition, unless the Rights are earlier redeemed, if a person or group (with certain exceptions) becomes the beneficial owner of 15% or more of the total number of outstanding shares of the Company's voting stock (other than pursuant to a tender or exchange offer (a "Qualifying Tender Offer") for all outstanding shares of Common Stock that is approved by the Board of Directors, after taking into account the long-term value of the Company and all other factors they consider relevant in the circumstances), the Rights Agreement provides that proper provision will be made so that each holder of record of a Right, other than the Acquiring Person (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of the Company's Preferred Stock having a market value at the time of the transaction equal to two times the Exercise Price (such market value to be determined with reference to the market value of the Company's Common Stock as provided in the Rights Agreement).

         Fractions of shares of Preferred Stock (other than fractions that are integral multiples of one one-hundredth (1/100) of a share) may, at the election of the Company, be evidenced by depositary receipts. The Company may also issue cash in lieu of fractional shares which are not integral multiples of one one-hundredth (1/100) of a share.

         At any time on or prior to the close of business on the tenth day after the time that a person has become an Acquiring Person (or such later date as a majority of the Board of Directors may determine), the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right ("the Redemption Price"). Immediately upon the effective time of the action of the Board of Directors of the Company authorizing redemption of the Rights, the right

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to exercise the Rights will terminate and the only right of the holders of the
Rights will be to receive the Redemption Price.

         For as long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price or date of expiration of the Rights, amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Company may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such.

         Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         As of February 9, 2000, there were 4,891,378 shares of Common Stock issued and outstanding (and 2,737,584 shares reserved for issuance under the Company's existing stock option plans and 1,810,932 shares of Common Stock reserved for issuance pursuant to the Warrants). 89,400 shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board since they may be redeemed by the Company at $.01 per Right at any time until the close of business on the tenth day (or such later date as described above) after a person or group has obtained beneficial ownership of 15% or more of either class of the voting stock.

         The form of Rights Agreement between the Company and American Stock Transfer Trust Company, as Rights Agent, specifying the terms of the Rights, which includes as Exhibit A the form of Right Certificate and as Exhibit B the form of Certificate of Designations of the Company setting forth the terms of the Preferred Stock are attached hereto as exhibits and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibits.

ITEM 2.    EXHIBITS.
           --------

           1 The Company's Restated Certificate of Incorporation, as amended, was filed as Exhibit 3.1 to the Company's From 10-K for the fiscal year ended January 31, 1998 and is incorporated herein by reference (the "Restated Certificate").

           2          Amendment to the Restated Certificate is filed herewith.

           3 Amended and Restated Certificate of Designations is filed herewith.

           4          The Company's Amended and Restated Bylaws were filed as
                      Exhibit 3.2 to the Company's Form 10-Q for the fiscal quarter ended November 2, 1996 and are incorporated herein by reference.

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           5          Amended and Restated Rights Agreement dated as of February
                      8, 2000 between the Company and American Stock Transfer and Trust Company is filed herewith.



                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                            DAIRY MART CONVENIENCE STORES, INC.



                                            BY: /s/ Gregory G. Landry
                                                ----------------------------
                                                Gregory G. Landry
                                                Executive Vice President and
                                                Chief Financial Officer

Dated:   February 9, 2000

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